                                    EXHIBIT B


                                                    FOR IMMEDIATE RELEASE



        CONTACT:  Vickie Gorton                     Eric Erdman
                  Jodi Shelton                      Chief Financial Officer
        Shelton Communications Group                Genesis Microchip Inc.
                  972-239-5119                      905-470-2742

          GENESIS MICROCHIP ANNOUNCES RECORD REVENUES AND EARNINGS FOR
                           SECOND QUARTER FISCAL 1999
                       REVENUES INCREASE 40% SEQUENTIALLY

        (TORONTO, Dec. 15, 1998) -- Genesis Microchip Inc. [NASDAQ: GNSSF], a leader in imaging, digital video and graphics processing integrated circuits
(ICs), today reported record revenues and earnings for its second quarter fiscal 1999, which ended on November 30, 1998.

        Second quarter revenues grew 169% to $8.7 million from $3.2 million in the year-ago period. Sequentially, revenues increased 40% over $6.2 million the previous quarter. The increase is due primarily to continued growth in the flat panel LCD monitor market augmented by resumed growth in the digital projection market.

        Net income in the second quarter was $2.2 million, up 16% from the first quarter and up substantially from $0.5 million in the year-ago period. Fully diluted earnings per share were $0.15, up from $0.13 in the previous quarter and from $0.05 in the year-ago period. No provision for income taxes has been reflected in the above amounts as a result of available tax loss carryforwards.

        "We are pleased with our performance and our results for the second quarter," said Paul M. Russo, Chairman and Chief Executive Officer. "Growth in the LCD monitor market continues to offer Genesis tremendous opportunities. In order to capitalize on these opportunities, we must continue to offer newer cost-effective chips with additional features like the gmZ2 and gmZ3. In addition, we are continuing the process of strengthening our organization and management team to ensure that we are able to meet our aggressive growth plans."

        The Company announced today that Stephen J. Solari has been named as President and will assume those responsibilities in addition to his role as Chief Operating Officer.

        Financial information in this release is expressed in United States dollars and is prepared in accordance with generally accepted accounting principles as applied in Canada.

        Parts of this release contain "forward-looking" information within the meaning of the United States securities laws that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, without limitation, the growth rate of the markets into which the company sells its products; market acceptance of and demand for the products of the company and those of the company's customers; unanticipated delays or problems in the introduction of the company's products; the company's ability to introduce new products in accordance with OEM design requirements and design cycles; new product announcements or product introductions by the company and the company's competitors; availability and cost of manufacturing sources for the company's products; supply constraints for components incorporated into the company's customers' products; changes in the mix of sales to OEMs and distributors; incorrect forecasting of future revenues; the volume of orders that are received and can be filled in a quarter; the rescheduling or cancellation of orders by customers; costs associated with protecting the company's intellectual property; changes in product mix; changes in product costs and pricing; and currency exchange rate fluctuations. These and other important risk factors are more fully detailed in the company's SEC filings. Statements contained herein are made as of the date hereof and the company assumes no responsibility for updating such information.

        Genesis Microchip Inc. - an ISO9001-registered company - is a leader in imaging and digital video/graphics processing technologies. Customers include Acer, Apple Computer, Hitachi, Ltd., IBM, In Focus Systems, LG Electronics, Philips, Samsung Electronics, Sharp Corp., Silicon Graphics Inc., Sony Corp., Texas Instruments and more than 200 other companies.

                                       XXX



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                         GENESIS MICROCHIP INCORPORATED
                           CONSOLIDATED BALANCE SHEETS
                             (amounts in thousands)

                                                               MAY 31, 1998    NOV. 30, 1998
                                                               ------------    -------------
                                                                                (UNAUDITED)
ASSETS
Current assets:
       Cash and cash equivalents                                 $ 35,904        $ 35,352

         Accounts receivable trade                                  2,523           6,206

       Employee loan receivable                                        69              --

       Investment tax credits receivable                            1,735           1,263

       Inventory                                                    3,278           6,118

       Other                                                          135             697
                                                                 --------        --------
Total current assets                                               43,644          49,636

Capital assets                                                      2,080           2,589

Deferred income taxes                                               1,642           1,642

  Other                                                                80              80
                                                                 --------        --------
Total assets                                                     $ 47,446        $ 53,947
                                                                 ========        ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
       Accounts payable                                             1,498           2,995
       Accrued liabilities                                          1,045           1,256
       Current portion of loan payable                                 97              92
                                                                 --------        --------
 Total current liabilities                                          2,640           4,343
 Longterm liability:
       Loan payable                                                   655             623
                                                                 --------        --------
 Total liabilities                                                  3,295           4,966
                                                                 --------        --------
 SHAREHOLDERS' EQUITY
       Share capital                                               57,688          58,322
       Share purchase loans receivable                               (124)             --
       Cumulative translation adjustment                             (109)           (109)
       Deficit                                                    (13,304)         (9,232)
                                                                 --------        --------
 Total shareholders' equity                                        44,151          48,981
                                                                 --------        --------
 Total liabilities and shareholders' equity                      $ 47,446        $ 53,947
                                                                 ========        ========

                         GENESIS MICROCHIP INCORPORATED
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS OF US DOLLARS, EXCEPT PER
                                 SHARE AMOUNTS)
                                   (UNAUDITED)

                                                    THREE MONTHS ENDED            SIX MONTHS ENDED
                                                 -----------------------       -----------------------
                                                 NOV. 30,       NOV. 30,       NOV. 30,       NOV. 30,
                                                   1997           1998           1997           1998
                                                 --------       --------       --------       --------
Revenues:
      Products                                   $  2,940       $  8,140       $  5,001       $ 13,953
      Design services and other                       288            559            429            959
              Total revenues                        3,228          8,699          5,430         14,912
Cost of revenues                                      949          3,723          1,534          5,762
Gross profit                                        2,279          4,976          3,896          9,150

Operating expenses:
      Research and development                      1,036          1,717          1,876          3,078
      Investment tax credits and government
        assistance                                   (218)          (416)          (423)          (594)
                                                      818          1,301          1,453          2,484
      Selling and marketing                           706          1,449          1,367          2,567
      General and administrative                      289            581            569            979
             Total operating expenses               1,813          3,331          3,389          6,030
Income from operations                                466          1,645            507          3,120
Interest income                                        68            541            128            952
Income before income taxes                            534          2,186            635          4,072
Income tax provision                                   --             --             --             --

Net income                                       $    534       $  2,186       $    635       $  4,072
                                                 ========       ========       ========       ========

Earnings per share:
      Basic                                      $   0.07       $   0.16       $   0.08       $   0.29
      Fully diluted                              $   0.05       $   0.15       $   0.06       $   0.28

Weighted average number of common shares
  outstanding (in thousands):
      Basic                                         8,164         14,106          7,857         14,049
      Fully diluted                                12,086         15,743         12,019         15,664